UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement
   ☒   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Lenmo Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> February 2, 2018

Physical address of issuer
1111 Broadway Suite 300, Oakland CA 94607

Website of issuer
https://www.golenmo.com/ and https://www.lenmoenterprise.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
31,132

Price (or method for determining price)
$0.80304

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 29, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
14

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$227,473	$0
Cash & Cash Equivalents	$220,308	$0
Accounts Receivable	$0	$0
Short-term Debt	$51,936	$0
Long-term Debt	$0	$0
Revenues/Sales	$13,435	$0
Cost of Goods Sold	$1,010	$0
Taxes Paid	$0	$0
Net Income	$-371,622	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 25, 2019

Lenmo Inc.

Lenmo

Up to $1,070,000 of Preferred Stock

Lenmo Inc. ("Lenmo", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 29, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $700,000 under the Combined Offerings (the "Closing Amount") by November 29, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 22, 2019 will be permitted to increase their subscription amount at any time on or before November 29, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after November 22, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 22, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

    (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

    (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

    (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

    (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

    (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

    (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.lenmoenterprise.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/lenmo.inc

About this Form C

You should rely only on the information contained in this Form C. For the avoidance of doubt, references throughout this document to "Form C" shall also be understood as references to this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Lenmo Inc. is a Delaware Corporation, formed on February 2, 2018.

The Company is located at 1111 Broadway Suite 300, Oakland CA 94607.

The Company's website is https://www.lenmoenterprise.com/ and https://www.golenmo.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/lenmo.inc and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$0.80304
Minimum investment amount per investor	$1,000
Offering deadline	November 29, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 16, 17 and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The peer-to-peer lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company will be ramping up cash burn to promote revenue growth, build their first location, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive movie theater space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The company currently has $77,000 in credit card debt as of 5/23/19. The Company intends for a portion of the funds from the round to be used to pay down credit card balances and free up working capital by bringing down interest costs. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, carry out other business strategies, or other general corporate purposes.

Post fundraise, management will be paid a high salary. The Company's CEO is paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

On July 3, 2019, PayPal, the owner of U.S. Trademark Registrations for the mark VENMO, filed a lawsuit against Lenmo for trademark infringement, false designation of origin, trademark dilution, common law unfair competition, and unfair competition under California Business and Professions Code § 17200, in the United States District Court for the Northern District of California. The Parties, without making any admission regarding the merits of the lawsuit, engaged in settlement discussions to avoid legal proceedings and litigation and settle their differences with regard to their respective trademarks. As of September 19, 2019, there is an outstanding Settlement Agreement which, on execution, settles the matter on mutually agreeable terms.

Lenmo Programing Egypt is a related entity located in Egypt and is owned 99% by Lenmo Inc. founder Mark Maurice and 1% by Mina Ibrahim. This entity is not a direct subsidiary of Lenmo Inc., but is used to hire and pay the Company's engineering team located in Egypt. Currently, there is not revenue or operations through this entity, but there can be no guarantee that this structure will continue into the future.

The Company has failed to implement proper and effective internal controls, disclosure controls, and/or corporate governance procedures. Prior to this offering, the Company has, on at least one occasion, failed to implement or maintain an effective system of corporate governance. In particular, the Company has occasionally used corporate bank accounts for founder personal expenses. Risks related to errors in proper corporate bank account policies include, but are not limited to, miscalculations of taxes, penalties, and lack of security. While the founders intend to take salaries after the raise, there can be no guarantee that these internal controls will be remedied.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 41.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Lenmo is a lending platform that facilitates lending by connecting people looking to borrow money with financial institutions, lending businesses, and individual lenders. Lenmo addresses two huge gaps in the market - limited options for small amount borrowing and limited short-term investing options that offer high returns.

Business Plan
Lenmo charges borrowers on our platform 1% of the loan principal or a minimum of $3 regardless of interest rate and payback period. The fee and borrowed amounts are included in the borrower's loan request and covered in their payments.

Lenmo Enterprise, our business solution for financial institutions and lending businesses, charges the same 1% of the loan principal or a minimum of $3 per loan to borrowers. Lenmo enterprise allows companies to setup their first account and user without incurring any cost and charges $84.99/user/month for any additional user/employee added to the company's account.

We have plans for new data partnerships and other monetization opportunities such as integration with existing and alternative data service providers and scoring models. This will create new monetization opportunities and create more significant opportunities for revenue to the investors on our platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lenmo	Lenmo provides a digital end-to-end solution for financial institutions, lending businesses and individual looking to invest in the small amount loan market.	**Financial Services**

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

How it works for Borrowers:

Borrowers choose their payback term and ultimately they decide whether or not to accept an interest rate that has been offered. Borrowers have the opportunity to have multiple lenders compete to fund their loan. The process is completely digital - no need to do any paperwork or go a bank or lending institution

How it works for Lenders:

Lenders do not have to pay any fees to use the platform. Lenders can leverage Lenmo to diversify their portfolio in a market with low volatility. Lenders can easily choose investments that suit their risk profile and offer corresponding interest rates

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87922051	Downloadable software, namely, a mobile application that connects borrower and lender and helps manage loans during the loan life cycle	Lenmo	May 15, 2018	July 23, 2019	US
5747344	Downloadable software, namely, a peer to peer mobile application that connects borrower and lender and helps manage loans during the loan life cycle; Downloadable mobile application for database management. FIRST USE: 20180202. FIRST USE IN COMMERCE: 20180917	Design Mark: Color is not claimed as a feature of the mark. The mark consists of a square with round corners and two inverted droplets inside it.	June 3rd, 2018	September 17, 2018	US

Litigation

On July 3, 2019, PayPal, the owner of U.S. Trademark Registrations for the mark VENMO, filed a lawsuit against Lenmo for trademark infringement, false designation of origin, trademark dilution, common law unfair competition, and unfair competition under California Business and Professions Code § 17200, in the United States District Court for the Northern District of California. The Parties, without making any admission regarding the merits of the lawsuit, engaged in settlement discussions to avoid legal proceedings and litigation and settle their differences with regard to their respective trademarks. As of September 19, 2019, there is an outstanding Settlement Agreement which, on execution, settles the matter on mutually agreeable terms.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.93% of the proceeds, or $62,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Administration Costs	2%	2%	2%
Legal Services	1%	1%	1%
Marketing Costs	40%	35%	35%
Salaries	30%	25%	25%
Software and Services	17%	25%	25%
Data Partnerships	10%	12%	12%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Mark Maurice	Founder & CEO (January 2018 - Present)	Lenmo, Founder & CEO (January 2018 - Present) Leading the development and management of the companies short and long term vision. Main point of contact to external stakeholders including partners, shareholders, etc Jmar Consulting Inc, Adjunct Professor (October 2012 - December 2017)
John Hakim	Co-Founder and CTO	Lenmo, Co-founder and CEO (January,2018- Present) Manage a global team that produces all product development, engineering teams and systems. Motorola Solutions, Senior Systems Software Engineer,

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	12,450,700	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Business Loan	Kabbage	$25,800	40.88%	N/A	Personal Guarantee	February 11, 2020	

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mark Maurice Nasry	Common Stock	41.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Lenmo Inc. ("the Company") was incorporated on February 2, 2018 under the laws of the State of Delaware, and is headquartered in Oakland, California. The Company developed and markets a peer-to-peer lending app that connects people looking to borrow money with investors looking to make money.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $16,281.15 in cash on hand as of 6/30/2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $10,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed	9/2018	Reg D, 506(b)	Common Stock	$1,126,375	Product Development , Marketing

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $700,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $100,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
• a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

• alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
• increase or decrease the authorized number of shares of any class or series of capital stock;
• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
• declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
• increase or decrease the number of directors;
• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the

Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:
None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the

escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Maurice Nasry
_____
(Signature)

Mark Maurice Nasry
_____
(Name)

Principal Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Maurice Nasry
_____
(Signature)

Mark Maurice Nasry
_____
(Name)

Principal executive officer, principal financial officer, controller
_____
(Title)

September 25, 2019
_____
(Date)

/s/John Hakim
_____
(Signature)

John Hakim
_____
(Name)

Co-Founder and CTO
_____
(Title)

September 25, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



LENMO INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018

LENMO INC.

For the period of February 2, 2018 (inception) to December 31, 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Lenmo Inc.
Oakland, California

We have reviewed the accompanying financial statements of Lenmo Inc. ("the Company") which comprise the balance sheet as of December 31, 2018, and the related statement of operations, changes in stockholders' equity, and cash flows for the period from February 2, 2018 (inception) ended December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

September 23, 2019

LENMO INC.

BALANCE SHEET

December 31, 2018

(unaudited)

Assets		
Current assets		
Cash and cash equivalents	$	220,308
Total current assets		220,308
Computers and equipment, net		7,165
Total assets	$	227,473
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$	23,772
Accrued payroll and related expenses		28,164
Total current liabilities		51,936
Total liabilities		51,936
Commitments and contingencies		-
Stockholders' equity		
Common stock, 1,060 $0.01 par value shares issued and outstanding at December 31, 2018		11
Additional paid-in capital		547,148
Accumulated deficit		(371,622)
Total stockholders' equity		175,537
Total liabilities and stockholders' equity	$	227,473

See accountants' review report and accompanying notes to the financial statements.

2

LENMO INC.

STATEMENT OF OPERATIONS

For the period from February 2, 2018 (inception) ended December 31, 2018

(unaudited)

Revenue, net	$	13,435
Cost of sales		(1,010)
Gross profit		12,425
Operating expenses		
Share-based compensation		118,662
Payroll and related expenses		70,745
Professional fees		69,282
Office supplies and software		65,297
General and administrative		27,164
Advertising and marketing		17,412
Travel		7,243
Rent		7,686
Depreciation		556
Total operating expenses		384,047
Loss from operations		(371,622)
Provision for income taxes		-
Net loss	$	(371,622)

LENMO INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from February 2, 2018 (inception) ended December 31, 2018
(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at inception - February 2, 2018	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	951	10	428,487		428,497
Share-based compensation	109	1	118,661		118,662
Net loss				(371,622)	(371,622)
Balance on December 31, 2018	1,060	$ 11	$ 547,148	$ (371,622)	$ 175,537

See accountants' review report and accompanying notes to the financial statements.

4

LENMO INC.

STATEMENT OF CASH FLOWS

For the period from February 2, 2018 (inception) ended December 31, 2018

(unaudited)

Cash flows from operating activities		
Net loss	$	(371,622)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation		556
Share-based compensation		118,662
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		23,772
Accrued payroll and related liabilities		28,164
Net cash used by operating activities		(200,468)
Cash flows from investing activities		
Payments for the purchase of computers and equipment		(7,721)
Net cash used by investing activities		(7,721)
Cash flows from financing activities		
Proceeds from issuance of common stock		428,497
Net cash provided by financing activities		428,497
Net increase in cash and cash equivalents		220,308
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	220,308
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-
Income taxes		-
	$	-

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lenmo Inc. ("the Company") was incorporated on February 2, 2018 under the laws of the State of Delaware, and is headquartered in Oakland, California. The Company developed and markets a peer-to-peer lending app that connects people looking to borrow money with investors looking to make money.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

The following non-recurring transactions, related to shares of common stock issued as compensation, were measured at grant-date fair value during the year ended:

| | December 31, 2018 | | | |
	Level 1	Level 2	Level 3	Total
Share-based compensation	$ -	$ 118,662	$ -	$ 118,662
Total	$ -	$ 118,662	$ -	$ 118,662

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period from February 2, 2018 (inception) ended December 31, 2018, the Company recognized $17,412 in advertising costs.

Computers and Equipment

Computers and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018.

Depreciation expense for the period from February 2, 2018 (inception) ended December 31, 2018, was *$556*.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry forward indefinitely.

The Company has not yet filed its tax return for 2018, however, the following table outlines the estimated deferred tax assets of the Company at December 31, 2018:

Deferred tax asset:		
Net operating loss carryforward	$	78,041
Total deferred tax asset		78,041
Valuation allowance		(78,041)
Deferred tax asset, net	$	-

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic business entities for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through December 31, 2018, the date these financial statements were available to be issued.

During February 2019, the Company executed a short-term financing agreement for $28,500. Total interest to be paid under this agreement is $5,805, and principal amount and interest are due February 2020.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $371,622 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – STOCKHOLDERS' EQUITY

At December 31, 2018, the Company has 1,500, $0.01 par value shares of common stock authorized. During 2018, the Company issued 951 shares of common stock for cash proceeds of $428,497. Also during 2018, the Company issued 109 shares of common stock as compensation to employees, with a total fair value of $118,662.

NOTE 4 – OPERATING LEASE

The Company leases certain office space in Oakland, California, on a month-to-month basis. As of December 31, 2018, the Company recognized rent expense of $7,686.

EXHIBIT C
PDF of SI Website

Lenmo

End-to-End lending Solution

lenmoenterprise.com

〈　　〉

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Invest in Lenmo Inc.

Lending platform for financial institutions, businesses, and individuals to invest in the small amount loan market.

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$1,000	**$10,000,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Lenmo Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Lenmo Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Over $1.2M of loans originated across 5,000 loans on the platform.

> More than 40 businesses signed up and 75 currently pipelined for a demo in our enterprise platform.

> Lenmo has more than 90,000 registered users with an average of 60% monthly growth including over 3,900 active investors.

> Service Agreements with major credit bureau Transunion and other partners such as Dwolla for ACH transfers and Yodlee for data aggregation.

> Featured by Apple in the "New Apps We Love" section of the App Store just three months after launch.

Fundraise Highlights

> Total Round Size: US $3,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Preferred Equity

> Pre-Money Valuation: US $10,000,000

> Target Minimum Raise Amount: US $700,000

> Offering Type: Side by Side Offering

Lending platform for financial institutions, businesses, and individuals to invest in the small amount loan market.

Lenmo is a lending platform that facilitates lending by connecting people looking to borrow money with financial institutions, lending businesses, and individual lenders. Lenmo addresses two huge gaps in the market - limited options for small amount borrowing and limited short-term investing options that offer high returns.

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Product & Service

Problem/Solution:

The process of obtaining and funding small-dollar amount loans has been dreadfully needing a modern solution for decades. The lack of realtime data and endless manpower needed to process paperwork has resulted in unnecessary costs to lenders, and these costs have been transferred to consumers via high fees and interest. The current solutions don't provide data to measure/identify the risk profile for these borrowers.

Lenmo uses technology to cut down on these unnecessary costs while providing immediate free access to thousands of borrowers looking for loans. Lenmo provides lenders with data to make an informed investment decision, this includes credit report data, history, as well as aggregated income and expenses from the last 90 days pulled from the borrower's primary bank account.

1. For individual users, we currently have a consumer app available on the Apple App Store as well as on Google Play.
2. For financial institutions, we have recently launched Lenmo Enterprise, a digital end-to-end solution designed to make investing in the small amount loan market seamless with 45 enterprise signups and 75 in the pipeline.

Users remain completely anonymous throughout the entire borrowing/lending process. For transparency and to encourage a fair and competitive market, the "feed" tab within the app allows users to see which loans are being funded and at what interest rate.

How it works for Borrowers:

Borrowers choose their payback term and ultimately they decide whether or not to accept an interest rate that has been offered. Borrowers have the opportunity to have multiple lenders compete to fund their loan. The process is completely digital - no need to do any paperwork or go a bank or lending institution

How it works for Lenders:

Lenders do not have to pay any fees to use the platform. Lenders can leverage Lenmo to diversify their portfolio in a market with low volatility. Lenders can easily choose investments that suit their risk profile and offer corresponding interest rates

Why businesses use Lenmo Enterprise?

- **No lending costs** - we manage the time-consuming administrative tasks
- **Centralized, easily accessible data** - lenders only pay for the data they need
- **No acquisition costs** - Lenmo acquires borrowers on behalf of lenders
- **All data on one place** - Save time and money for a huge data integration cost. Lenmo provides you with the data you need when you need it
- **Automated collections** - Lenmo connects directly to borrowers' bank accounts and transfers payments
- **Simplified underwriting** - Lenders can easily filter the criteria and set their underwriting rules that fit their investment strategy and make an offer.
- **Safe and secure** - Lenmo uses machine learning and the latest identity verification technology to authenticate borrowers

Business Model:

Lenmo charges borrowers on our platform 1% of the loan principal or a minimum of $3 regardless of interest rate and payback period. The fee and borrowed amounts are included in the borrower's loan request and covered in their payments.

Lenmo Enterprise, our business solution for financial institutions and lending businesses, charges the same 1% of the loan principal or a minimum of $3 per loan to borrowers. Lenmo enterprise allows companies to setup their first account and user without incurring any cost and charges $84.99/user/month for any additional user/employee added to the company's account.

We have plans for new data partnerships and other monetization opportunities such as integration with existing and alternative data service providers and scoring models. This will create new monetization opportunities and create more significant opportunities for revenue to the investors on our platform.

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Lenmo vs. The Bank

Lenmo.





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Media Mentions

DWOLLA

bank innovation

Team Story

Having just moved to the US, Mark Maurice, in need of a loan to start his studies, had very few options available to him. When he started shopping for a loan, though he was promised he was pre-qualified for low-interest rates, he quickly learned those rates were simply meant to lure him in and that the final interest rate was sometimes 10x what was initially quoted. His contact information was sold and shared with other lenders and the phone would not stop ringing. On a quest to find the best rate, he'd spend hours on the phone and following up with paperwork to apply. The process was tedious and the calls, even until now, have been endless.

Mark presented his idea for a simplified lending solution to his childhood friends, Albert and John, and they quickly bought into the concept. In February 2018 the idea of having immediate loan offers based on pre-collected data and Lenmo was born. Seven short months later, Lenmo launched in the App Store.

Founders and Officers



Mark Maurice

CEO

Mark is focused on strategic planning and execution for Lenmo. Mark has over 10 years of business development and business management experience in several industries, including start-ups, across several regions in Africa, Europe, and North America. Mark holds an undergraduate degree in Engineering, an MBA from London, and he is currently a Business Administration and Management PhD candidate.



John Hakim

CO-FOUNDER, CTO





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John leads the engineering and operations teams. In this role, he is responsible for managing the development of the Lenmo app. John also oversees the planning and evolution of the product roadmap which includes feedback from all cross-functional teams. John has an Engineering degree and has been a Lead Engineer at Motorola for the last 9 years working on high-profile software projects in both the Middle East and North America.

Kyo Kim
CO-FOUNDER, HEAD OF DESIGN



Lenmo's design lead Kyo, has been a driving force behind the platform's success. With the goal of designing an award-winning user experience, he was essential in getting Apple's attention who was quick to feature Lenmo in the "Apps We Love" section of the App Store shortly after launch. Kyo's work experience, which includes designing for Lyft and Capital One has been instrumental from the branding of the company to the seamless app experience.

Key Team Members

June Kim
Lead Product Designer



Marina Trabouly
Marketing Executive



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Min Choi

Visual Designer



Dana Kim

Product Design Intern



SunJung Park

Product Designer



Mina Ibrahim

Country Manager, Egypt

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Hazem El-Sisy

Senior Front-end Developer

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Omnia Badr

Senior Back-end Developer



Notable Advisors & Investors



Christopher Jones

Investor, Partner at Silicon Valley Product Group

Nathaly Ariolla

Investor, Policy and Political Advisor, Obama White House Official



PROFILE MENU

Martina Lauchengco

Investor, Operating Partner, Costanoa Ventures



John Guindi

Investor, Angel Investor



Jeff Gordon

Investor, Lawyer



Raghav Lal

Advisor, Grishin Robotics Venture Fund, ex-CCO Amex, Global Head Small Biz Visa

RL

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

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Fundraising Description

Round type:	Seed
Round size:	US $3,000,000
Minimum investment:	US $1,000
Target Minimum:	US $700,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.80304
Pre-money valuation:	US $10,000,000
Liquidation preference:	1.0x

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Lenmo Inc. has set an overall target minimum of US $700,000 for the round, Lenmo Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Lenmo Inc.'s Form C.
Regulation CF cap:	While Lenmo Inc. is offering up to US $3,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Administration Costs
Legal Services
Marketing Costs
Salaries
Software and Services
Data Partnerships
Unspecified

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If Maximum Amount Is Raised



- Administration Costs
- Legal Services
- Marketing Costs
- Salaries
- Software and Services
- Data Partnerships
- Unspecified

Investor Perks

Early Bird Lenmon: Invest by October 4th, 2019 an amount of $10,000 to receive a $1,000 of Lenmo credit to invest in our platform.

Perks:

$2,500- $4,999: $100 In Lenmo Credit to invest in our platform.

$5,000- $9,999: $200 in Lenmo Credit to invest in our platform.

$10,000- $49,999: $500 in Lenmo Credit to invest in our platform.

50,000+: $1,500 in Lenmo Credit to invest in our platform + Invitation to a private founder dinner.

VIP Experience Lenmon: Invest more than $100,000 and receive a $5,000 in Lenmo Credit to invest in our platform + Invitation to a private founder dinner+ In-person meeting or video call with Lenmo's executive team.

Description of Benefits:

Lenmo Credit: Lenmo credit will be transferred to registered investors Lenmo account once the round is closed. Lenmo will reach out to each investor with instructions on how to utilize deposited credit. Lenmo credits can be used to fund loans through our platform.

Private Founder Dinner: Qualified investors for Founder dinner will be invited to a dinner with the founders in San Francisco.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Lenmo Inc.'s prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

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Seed

Round Size	US $430,000
Closed Date	Oct 1, 2018
Security Type	Common Equity
Pre-money Valuation	US $8,000,000

Market Landscape



The unsecured personal loan market hit an all-time high in 2018, surging 17 percent year over year to $138 billion, according to data from TransUnion.

Marketplace lending platforms are changing the way individual consumers and small businesses shop for loans, by combining big data with innovative financial tools. These new lenders offer new anti-fraud mechanisms and sophisticated credit models that are attractive to borrowers and investors alike.

According to a report by PwC, 56% of banking CEOs are concerned about the threat of new entrants in the lending industry, and 81% are worried about the speed of technological change.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The peer-to-peer lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company will be ramping up cash burn to promote revenue growth, build their first location, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive movie theater space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The company currently has $77,000 in credit card debt as of 5/23/19. The Company intends for a portion of the funds from the round to be used to pay down credit card balances and free up working capital by bringing down interest costs. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, carry out other business strategies, or other general corporate purposes.

Post fundraise, management will be paid a high salary. The Company's CEO is paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

Highlights

Overview

The Company has not filed a Form D for its Seed offering from 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Product & Service

The company currently has approximately $25,000 in secured debt. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Team

Term Sheet

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Investor Perks

Prior Rounds

On July 3, 2019, PayPal, the owner of U.S. Trademark Registrations for the mark VENMO, filed a lawsuit against Lenmo for trademark infringement, false designation of origin, trademark dilution, common law unfair competition, and unfair competition under California Business and Professions Code § 17200, in the United States District Court for the Northern District of California. The Parties, without making any admission regarding the merits of the lawsuit, engaged in settlement discussions to avoid legal proceedings and litigation and settle their differences with regard to their respective trademarks. As of September 19, 2019, there is an outstanding Settlement Agreement which, on execution, settles the matter on mutually agreeable terms.

Market Landscape

Lenmo Programing Egypt is a related entity located in Egypt and is owned 99% by Lenmo Inc. founder Mark Maurice and 1% by Mina Ibrahim. This entity is not a direct subsidiary of Lenmo Inc., but is used to hire and pay the Company's engineering team located in Egypt. Currently, there is not revenue or operations through this entity, but there can be no guarantee that this structure will continue into the future.

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General Risks and Disclosures

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Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME
› 📁 Pitch Deck and Overview (1 file)
› 📁 Financials (1 file)
› 📁 Fundraising Round (1 file)
› 📁 Investor Agreements (1 file)
› 📁 Miscellaneous (4 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Lenmo Inc.

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Lenmo Inc.. Once Lenmo Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Lenmo Inc. in exchange for your securities. At that point, you will be a proud owner in Lenmo Inc..

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Lenmo Inc. has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Lenmo Inc. does not plan to list these securities on a national exchange or another secondary market. At some point Lenmo Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Lenmo Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Lenmo Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Lenmo Inc.'s Form C. The Form C includes important details about Lenmo Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

Highlights

Overview

Product & Service

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Data Room

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EXHIBIT D
Investor Deck

lenmo

End-to-End lending Solution

lenmoenterprise.com

Lenmo

Problem Statement

Problem 1

There is a huge gap in the financial market where people have limited options for small amount loans.

Currently, high operating costs for institutions are passed on to consumers in the form of **higher interest rates** and **higher fees.**



Credit Cards charge high annual compound interest rate

Payday Loans charge annual interest rate of 400%

Overdraft charges a $35 per transaction

Problem Statement

Problem 2

Businesses in the lending space use old technologies and don't have an end to end solution that helps them manage lending.



Financial Institutions/ SMB Lending Companies

Hard to manage lending

Not a full picture of the borrower's risk profile

High operation costs

Use traditional ways to evaluate borrowers or collect payments

Solution

Lenmo is a lending platform that connects financial institutions, lending businesses and indivisuals. The intuitive design easily connects **borrowers, lenders** and **data providers** in one marketplace.



Borrowers

Data Providers

Collection Agencies

Individuals lenders

Financial Institutions/
SMB Lending Companies

02

Solution

Lenders are provided with the data they need to determine the level of risk they are willing to take. Borrowers choose the best interest rate that is offered.



	Benefits	
Borrower	competitive interest rates	
Lender	All Data in One Place	No Acquisition Costs
	Automated Collection	Easy Underwriting









Loan Profitability

Loan profitability depends on the following factors.

Lenmo reduce the cost of operation, default rate and user acquisition



Market Size

Consumers spend **$140.7 billion** on fees and interest across five financial product categories. Lenmo targets short term and single payment loans which represents a **$62.7 billion** segment of the market.



$141 B

Consumers spent $141 billion in fees and interest.



$7.1 B

$15.7 B

$55.2 B

$26.2 B

$36.5 B

- **Short Term Credit**
- **Single Payment Credit**
- Long Term Credit
- Other Products & Service
- Payment & Deposit Accounts

Lenmo Partners



TransUnion

Credit Bureau



experian

Credit Bureau



DWOLLA

ACH Transfer



fiserv.

Data aggregation



ENVESTNET
YODLEE

Instant Account
Verification



DEBT TRADER.com

Collection and Debt
Buyer Marketplace



Business Model

Lenmo charges 1% of the principal loan amount, or a minimum of $3, on each loan. Lenders do not pay a fee to loan.

Lenmo	Lenmo Enterprise	Data Partners
Lenmo	**Lenmo** Enterprise	
1% of loan or minimum of $3	1% or minimum of $3 + $84.99/user/monthly subscription	50% Revenue share per API call

Traction

Since September 17th 2018



90,000+

Registered Users



$1,200,000+

Of Loans Originated



3,900

Active Users



4,900+

Total Number of Loans

Lenmo Enterprise Traction



45

Enterprise Subscribe Users



75

Enterprise in the pipeline

Lenmo Enterprise

Lender’s Platform on the Web

Specially designed for financial institution and lending businesses.

The web platform will allow multiple user login and bulk deployment of loans.



Lenmo enterprise
John Jonas
Dashboard
Investment
Bank Transfer
Settings
Support
Log out
Current balance
$1224.31
Avg of return
4.8%
My loan
4
Total invested
$830.31
Total earned
$93.25
Requests
Filter
Risk profile
Any
High risk
Medium risk
Low risk
Friends & family
Loan amount
Credit Score
Pay period (month/s)
Reset
Apply
Amount
$123,456,789.87
Payback period
12 months
Credit score
570 - 580
Lenmo score
62
Dismiss
Offer
$203.11
1 months
580 - 590
37
$1,800.11
6 months
590 - 600
62
$590.59
2 months
670 - 680
73
$1,550.11
8 months
Help

The Lenmo Platform

Lender's Platform on Mobile







INVEST
Lenmo balance
$1224.31
Total Invested
$102.97
ROI
4%
Total balance: $1224.31
Total earned: $300.00
Current Loan
2
Earned
$300.00
REQUESTS
FILTER
KK
Credit score
500-630
Lenmo score
73
Your friend wants to borrow $340.00 for 6 months.
Offer
JY
Credit score
500-630
Lenmo score
73
JY wants to borrow $200.00 for 6 months.
Offer
MS
Home
Investment
Feed
Notification

Close
IO
CREDIT SCORE
600-610
LENMO SCORE
82
IO borrowed $280 from SK
Pay period: 6 months
Loan completed on Aug 14, 2018
IO borrowed $320 from KK
Pay period: 1 months
Loan completed on Jul 1, 2018

Loan history

IO
LENME SCORE
73
CREDIT SCORE
500-630
Vantage Score 4.0
PAYMENT HISTORY
1 yr 5 mos
CREDIT UTILIZATION
100%
TOTAL ACCOUNTS
2
TOTAL ACCOUNTS
11%
ANNUAL INCOME
$53,000/yr
DEROGATORY MARKS
3
LENMO HISTORY
4 completed loans

Full credit report



FINANCIAL HEALTH INSIGHT
AVERAGE
JUN
JUL
AUG
AVG. EXPENSE
$2,600.01
AVG. INCOME
$3,729.32
What is financial health insight?

Insight into borrowers bank account



FEATURED
NEW APPS WE LOVE
APPLE 2019

The Lenmo Platform

Borrower's Platform on Mobile





FEATURED
NEW APPS
WE LOVE
APPLE 2019

BORROW
$0.00
Next payment
Get your rates
MY LOAN
Requested 1 day ago
Status
You've got 3 offers!
Loan Amount
$970
Payback Period
6 months
KK offered you
Interest rate: 4%
Payback period: 1 Month
Expires in 2 hours
LJ offered you
Interest rate: 4%
Payback period: 1 Month
Expires in 2 hours
MK offered you
Interest rate: 4%
Payback period: 1 Month
Expires in 2 hours
Home
Request
Feed
Notification

REQUEST
Close
How much would you like to borrow?
$200
$50
$5,000
*Total amount with applicable fees will be $203.11
Payback Period
3 Months
3 months
12 months
Continue

Only 3 clicks to borrow



BORROW
$161.31
Next auto-payment
Create a loan request
MY LOAN (1)
Loan from
George Wilson
Outstanding
$808
Payback period
6 months
Next payment: September 19th
Home
Request
Feed
Notification

Lenmo manages the loan



Full name
Jone Jonas
Address
810 Bush St., Apt 100
San Francisco, CA 94108
Date of birth
Verified
11/06/1992
Email
Verified
jonas172@gmail.com
Contact
Verified
135-335-7890
SSN
Verified
•••-•••-1234
Photo ID
Uploaded

Lenmo verifies user information



Lenmo Team



Mark Maurice
CEO

Mark is focused on strategic planning and execution for Lenmo. Mark has over 10 years of business development and business management experience in several industries, including start-ups, across several regions in Africa, Europe, and North America. Mark holds an undergraduate degree in Engineering, an MBA from London, and he is currently a Business Administration and Management PhD candidate.



John Hakim
CTO

John leads the engineering and operations teams. In this role, he is responsible for managing the development of the Lenmo app. John also oversees the planning and evolution of the product roadmap which includes feedback from all cross-functional teams. John has an Engineering degree and has been a Lead Engineer at Motorola for the last 9 years working on high-profile software projects in both the Middle East and North America.



Kyo Kim
Design

Lenmo's design lead Kyo, has been a driving force behind the platform's success. With the goal of designing an award-winning user experience, he was essential in getting Apple's attention who was quick to feature Lenmo in the "Apps We Love" section of the App Store shortly after launch. Kyo's work experience, which includes designing for Lyft and Capital One has been instrumental from the branding of the company to the seamless app experience.

Thank you!

lenmoenterprise.com



EXHIBIT E
Video Transcript

Exhibit E
Video Transcript

Lenmo vs. The Bank
https://www.youtube.com/watch?v=oDli8tTa22w

[No Voiceover]

Invest with Lenmo
https://www.youtube.com/watch?v=ZbF9SbLohoU

Investing doesn't have to be complicated. Now there's an easy way to invest your money in a more secure, less volatile market that offers a higher return than the average mutual fund or stock. Lenmo connects you with people looking to borrow money. You simply choose the borrower's risk profile and the interest rate that best suits your investment style, and you make money as borrowers pay you back. You don't need to be a financial expert, you can start making money in just three easy steps. 1 download the app from the Apple App Store creating an account is quick and easy, 2 make an offer, select an investment, and offer an interest rate, 3 earn, sit back, and relax, and payments will automatically be transferred into your account. Sign up now and receive a $40 credit when you invest in 3 loans. Offer available for a limited time.